UNIFI, INC. ANNOUNCED REDEMPTION OF ITS 6% CONVERTIBLE
                        SUBORDINATED NOTES DUE 2002



     GREENSBORO, NC -- MARCH 20, 1996 -- Unifi, Inc. announced today that it will redeem its $230 million in 6% Convertible Subordinated Notes Due 2002 on April 22, 1996. The Notes are redeemable at 103.33% of principal amount, with accrued interest to the date of redemption, or they may be coverted by their holders into shares of Unifi Common Stock prior to the close of business on April 12, 1996, on the basis of 33.7 shares of Common Stock for each $1,000 principal amount of Notes (with cash to be paid in lieu of any fractional shares). First Union National Bank of North Carolina will act as paying agent for the Notes.

     Assuming the Notes are redeemed and not converted, the Company will take a one-time extraordinary after-tax charge to its fourth quarter earnings of approximately $6.0 million or $.09 per share as a result of this transaction. The redemption will be funded by a revolving credit facility led by NationsBank, N.A. with a five-year maturity date.

     Unifi's Managment feels that the current interest rate environment, along with the current market value of its common stock, offers a unique opportunity to replace the subordinated notes with bank debt and to simultaneously address the potential dilution of the Company's earnings from converstion of the Notes to common stock.

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                           NOTICE OF REDEMPTION
                                    OF
                6% CONVERTIBLE SUBORDINATED NOTES DUE 2002

TO THE HOLDERS OF THE UNIFI, INC. 6% CONVERTIBLE SUBORDINATED
NOTES DUE 2002:

     Pursuant to Article Eleven of the Indenture dated as of March 5, 1992 (the "Indenture"), by and between Unifi, Inc. (the "Company") and First Union National Bank of North Carolina, as trustee (the "Trustee"), with respect to $230,000,000 of 6% Convertible Subordinated Notes due 2002 (the "Notes"), notice is hereby given that the Company has elected pursuant to Section 1101 to redeem and pay all of the outstanding Notes on Monday, April 22, 1996 (the "Redemption Date") at the principal amount of the Notes plus accrued, unpaid interest to the Redemption Date and a premium of 3.33% of the principal amount. Accordingly, on the Redemption Date the Company will redeem the principal amount of the Notes held by you at a redemption price of $1,033.30 per $1,000 Note (103.33% of the principal amount of the Notes) plus accrued, unpaid interest to the Redemption Date in the amount of $6.17 per $1,000 Note. Interest on the Notes will cease to accrue on and after the Redemption Date. The aforesaid Redemption Price and accrued interest will become due and payable by the Company upon the Notes to be redeemed on the Redemption Date.

     Payment of the redemption price and accrued, unpaid interest will be made on Monday, April 22, 1996, upon presentation and surrender of the Notes at the offices of the FIRST UNION NATIONAL
BANK OF NORTH CAROLINA, Trustee, as follows:


     - If By Mail -                          - If By Hand -

301 South College Street                230 South Tryon Street
Two First Union Center                  11th Floor
Charlotte, NC  28288-1153               Charlotte, NC  28288-1153

     or                                      or

IBJ Schroder Bank's Trust               IBJ Schroder Bank's Trust
One State Street - SCI                  One State Street - SCI
New York, NY  10004                     New York, NY  10004


     Pursuant to Article Twelve of the Indenture, the Notes currently are convertible into shares of the Company's Common Stock, $.10 par value per share (the "Common Stock"), at a conversion rate of 33.70 shares of Common Stock per $1,000
principal amount of Notes converted.   In accordance with Section
1203 of the Indenture, cash will be paid to any holder otherwise entitled to receive a fraction of a share of Common Stock upon conversion of Notes (after consideration of all Notes so converted by such holder) based on the Closing Price of such Common Stock on the date of conversion, as described in the Indenture. Based on the closing price of the Common Stock on the New York Stock Exchange on March 12, 1996 of $24.125, the market value of the shares into which a $1,000 Note could be converted was $813.02. Any Notes to be converted into Common Stock should be mailed or hand delivered, with the Conversion Notice on the back of such Note properly completed and signed by the holder of the Note, to the Trustee at the appropriate address specified above. If the shares that are issuable on conversion are to be issued in a name otherwise than the noteholder, the Notes must be duly endorsed by, or accompanied by appropriate instruments of transfer duly executed by the holder of the Note and the provision on the Conversion Notice completed. Notes presented without the Conversion Notice on the back of such Note being completed are deemed surrendered for redemption.

     Pursuant to Section 1201 of the Indenture, your right to convert the Notes into shares of Common Stock terminates at the close of business on Friday, April 12, 1996, the tenth day preceding the Redemption Date.

     For your convenience, we have enclosed an envelope, which you may use to deliver your Notes to the Trustee either for conversion or redemption. We suggest that you return your Notes by certified or registered mail.



                              UNIFI, INC.




March 20, 1996

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                FIRST UNION NATIONAL BANK OF NORTH CAROLINA

                           CERTIFICATE OF TRUSTEE




     The undersigned, Shannon Stahel of First Union
National Bank of North Carolina, hereby certifies as follows:

1. First Union National Bank of North Carolina is trustee under that Indenture dated as of March 5, 1992 (the "Indenture") between Unifi, Inc. (the "Company") and First Union National Bank of North Carolina (the "Trustee"), pursuant to which the Company issued $230,000,000 aggregate principal amount of its 6%
Convertible Subordinated Notes due 2002 (the "Notes").

2. The Trustee has received from the Company an amount sufficient to pay and discharge the entire indebtedness under the Indenture and the Notes upon the redemption of the Notes by the Company on Monday, April 22, 1996 and will pay such sums in accordance with the terms of the Notes and the Indenture to the persons entitled thereto.

3. In accordance with Article Four of the Indenture, the Indenture has been satisfied and discharged and ceases to be of further effect as of the date hereof, except as otherwise set forth in Section 401 of the Indenture. In connection therewith, the Trustee hereby acknowledges receipt of the Officer's Certificate and the Opinion of Counsel required to be delivered to the Trustee pursuant to Section 401(3) of the Indenture.

         This the 25th day of April, 1996.



                        FIRST UNION NATIONAL BANK OF
                        NORTH CAROLINA, Trustee



                        By: SHANNON STAHEL
                        Title: Trust Officer